Alcon

is the global leader in eye care dedicated to helping people *See Brilliantly*. With an over 75-year heritage, we are the largest eye care company in the world, with complementary businesses in Surgical and Vision Care. Being a truly global company, we work directly in 56 countries and serve patients in more than 140 countries and territories. We have a long history of industry firsts, and each year we commit a substantial amount in research and development to meet customer needs and advance patient care.

Letter from the Chair of
the Board

2025 has been a transformative chapter in Alcon’s journey - defined by disciplined execution, strategic innovation and steadfast commitment to delivering sustainable value.

To Our Valued Shareholders,
As I reflect on the past year, 2025 has been a transformative chapter in Alcon’s journey—defined by disciplined execution, strategic innovation and a steadfast commitment to delivering sustainable value. It was also a year that tested our resilience as we navigated tariff pressures and challenging market conditions. While these headwinds tested our agility, they did not deter our focus. We remained anchored on our long-term vision and continued to deliver for our stakeholders.
STRATEGIC EXECUTION AND PORTFOLIO EXPANSION
This year, we launched an unprecedented number of high-impact innovations in our Surgical and Vision Care Franchises that are already driving clinical adoption and commercial momentum. These include our next generation cataract and vitreoretinal surgical platform, the first new ophthalmic pharmaceutical product we’ve launched since spin, an enhancement of our leading trifocal IOL platform, a non-invasive laser therapy for glaucoma and the first weekly replacement contact lens.
These launches reflect our ability to translate R&D investment into differentiated innovation, expand our addressable market and reinforce our competitive positioning.

iv	Annual Report 2025

CAPITAL STEWARDSHIP AND STRATEGIC M&A
In 2025, we advanced a series of targeted acquisitions that are complementary to our portfolio and further position Alcon for long-term growth. These include LumiThera, which expands our capabilities in retinal health and light-based treatments, and Aurion Biotech, whose cell therapy platform opens new possibilities in corneal disease.
Each of these transactions reflects our commitment to investing in differentiated technologies that align with our strategic priorities. As we look forward, we will remain focused on disciplined capital deployment and thoughtful integration to ensure sustainable value creation for our shareholders.
GOVERNANCE, ENGAGEMENT AND SUSTAINABILITY LEADERSHIP
Strong governance and proactive shareholder engagement are foundational to long-term performance. In 2025, we continued our outreach to institutional investors on board governance, executive compensation and sustainability. We value the constructive dialogue with our investors and remain committed to transparency, responsiveness and alignment with shareholder interests.
We also strengthened our Board with the addition of Deborah Di Sanzo, who brings extensive experience in healthcare technology, digital innovation and operational leadership. We believe that her experience leading global businesses at Philips and IBM Watson Health will help guide Alcon’s strategy as we advance digital capabilities and patient-centric solutions worldwide.

Annual Report 2025	v

150,000 children with improved vision through associate-led vision screenings	Improved vision for 5 million people afflicted with untreated cataracts in low- and middle-income countries, including 1 million considered cataract-blind

Additionally, our commitment to social impact and sustainability continues to deepen. In 2025, we achieved our 2025 Social Impact goals, providing more than 150,000 associate-led screenings to children and improving sight for over 5 million people with untreated cataracts in low- and middle-income countries. Building on this success, we have set new goals to expand our target to provide 200,000 vision screenings to children and provide comprehensive professional education to 3,000 surgeons through our Phaco Development (PD) program by the end of 2030.
We remain focused on delivering results, listening to shareholders and executing with discipline. On behalf of the Board of Directors, thank you for your continued trust and partnership. We look forward to building on this year’s achievements and continuing to drive long-term value creation.
Sincerely,
F. MICHAEL BALL
Chair of the Board
Alcon Inc.

vi	Annual Report 2025

Message from the CEO

We will look back at 2025 as a watershed year for Alcon innovation. Through internal R&D, strategic acquisitions and enhancements to existing technologies, we were able to introduce an unprecedented number of new products.

Dear Fellow Shareholders,
In 2025, Alcon advanced its mission to help the world See Brilliantly through an unwavering focus on three priorities: Delivering innovative solutions to eye care professionals and patients, enhancing operational excellence, and expanding access to vision care globally.
Although the year began with headwinds, including global trade uncertainties and challenging market conditions, by the third quarter our efforts began to gain traction. Throughout the year, we steadily invested behind our unprecedented wave of product launches and our growing R&D efforts. By year-end, our growth was accelerating and we exited the year in a strong position for 2026. The result was net sales growth of 5% as reported, or 4% on a constant currency1 basis, to $10.3 billion; diluted earnings per share (“EPS”) of $1.98 and core diluted EPS1 of $3.07. We delivered cash from operating activities of $2.3 billion and generated $1.7 billion in free cash flow1, enabling us to return $848 million to shareholders through share repurchases and dividends.
DELIVERING BOLD INNOVATION
As Mike mentioned, we will look back on 2025 as a watershed year for Alcon innovation. Through internal R&D, strategic acquisitions, and enhancements to existing technologies, we were able to introduce more than 10 significant new products, many in multiple markets.
1A non-IFRS measure. Refer to Item 6b of this Annual Report for additional information and reconciliation to the most directly comparable measure presented in accordance with IFRS.

Annual Report 2025	vii

Let me focus on just a few of these innovations:
•Unity VCS & CS: Our new flagship ophthalmic surgical platform, Unity VCS delivers greater efficiency and workflow optimization in both vitreoretinal and cataract procedures with a single piece of equipment. Surgeons have responded enthusiastically to Unity VCS, which features many first-to-market technologies, and it is already available in the United States, Europe, Japan, Australia, India, and Canada, with other market introductions planned. We also initiated the launch of UNITY CS, our standalone cataract platform, with further additions to the Unity family of surgical instrumentation planned throughout 2026. Recently, Alcon was named the Overall Winner of the 2026 Business Intelligence Group (BIG) Innovation Awards for the development of Unity VCS.
•PanOptix Pro: In our market-leading intraocular lens (“IOL”) business, PanOptix Pro has emerged as a meaningful differentiator amid an increasing number of competitive entries, building on the success of Clareon PanOptix with unprecedented light utilization, better image contrast, and a low visual disturbance profile.
•TRYPTYR (acoltremon ophthalmic solution) 0.003%: Our first Alcon pharmaceutical launch since spin, TRYPTYR increases natural (basal) tear production, as early as Day 1. Its novel mechanism and rapid efficacy have driven encouraging early uptake by ophthalmologists and optometrists, and our partnership with a digital pharmacy platform is streamlining patient access.
Beyond these launches, our business development activities have expanded our reach into new therapeutic areas, including cell therapy for corneal dystrophies through our majority stake in Aurion Biotech, photobiomodulation therapy for dry age-related macular degeneration (“AMD”) with the LumiThera acquisition, and direct selective laser trabeculoplasty (“DSLT”) for glaucoma from Belkin. Going forward, we will remain agnostic about the source of innovation, while leveraging our global product development, manufacturing and commercial expertise to maximize the value of any asset.
OPERATIONAL EXCELLENCE AND RESILIENCE
In 2025 we accelerated enterprise-wide, end-to-end process improvement initiatives. Designed to increase the speed with which we deliver innovation to the market and enhance the customer experience, these projects, which are supported by new digital technologies, including AI, and optimized organizational structures, touch every function in the company and every aspect of the value chain.
Last year we also leveraged our global supply chain and manufacturing footprint to adjust to the new global trade environment, enhancing our ability to make products in the regions in which we sell them and help mitigate the impact of tariffs.

viii	Annual Report 2025

EXPANDING ACCESS AND SERVING OUR COMMUNITIES
Shifting to social impact, I’m proud to reiterate that Alcon achieved both ambitious goals we established for 2025:
•We completed 150,000 vision screenings for primary school children to improve vision and enhance academic success, while delivering comprehensive eye care for those who need it.
•We also restored or improved vision for 5 million people with untreated cataracts in low- and middle-income countries, including 1 million considered cataract-blind.
And as Mike reported, we have now set new social impact goals for 2030.
I’m also proud that our 25,000+ associates around the world contributed their time and talents, as individuals and teams, to support the communities in which we live and work. More associates than ever before participated in Alcon in Action, providing more than 15,000 volunteer hours to tackle health, housing, hunger, education, and the environment through activities with 150 community organizations. Dedicated teams also made progress against our sustainability targets. A comprehensive summary of these initiatives can be found in our latest Social Impact and Sustainability report on our website, https://www.alcon.com/about-us/social-impact-and-sustainability/.
LOOKING AHEAD
As we enter 2026, the new products launched in 2025 will continue to gain momentum as they are successfully commercialized around the world. Our teams are energized, our execution is focused, and our commitment to our customers and their patients is stronger than ever.
In closing, I extend my deepest gratitude to you, our shareholders, for your continued support and trust in our vision. Together, we continue to build the world’s leading eye care company and shape the future of eye health so that more people around the world are able to See Brilliantly.
With appreciation,
DAVID J. ENDICOTT
Chief Executive Officer

Annual Report 2025	ix

Social Impact & Sustainability
Alcon pursues a vision for the world in which all people have access to high-quality eye care. We innovate boldly, expand training, and build eye care infrastructure, while reducing our environmental impact around the world.
Brilliant Lives
With our partner organizations, we enable communities to access critical eye care services.
Brilliant Innovation
Our diverse talent from around the world innovates world-class products that change lives.
Brilliant Planet
We care for our planet by focusing on reducing emissions and waste.

x	Annual Report 2025

See Brilliantly

To learn more, visit:
https://www.alcon.com/